Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alberto-Culver Company:

We consent to the incorporation by reference in the registration statement (No. 333-138794) on Form S-8 of Alberto-Culver Company of our report dated June 28, 2007, with respect to the statements of net assets available for benefits of the Alberto-Culver 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the December 31, 2006 annual report on Form 11-K. of Alberto-Culver Company.

Chicago, Illinois

June 28, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.